UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 March 23, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TRANSLATION OF ARTICLES OF ASSOCIATION

1. NAME

1.1 The Company's name is Novo Nordisk A/S.

1.2 The Company also carries on business under the names of:
- Novo Industri A/S (Novo Nordisk A/S)
- Novo Terapeutisk Laboratorium A/S (Novo Nordisk A/S)
- Nordisk Gentofte A/S (Novo Nordisk A/S)
- Nordisk Insulinlaboratorium A/S (Novo Nordisk A/S)

2. REGISTERED OFFICE

2.1 The Company's registered office is situated in the municipality of Gladsaxe.

3. OBJECTS

3.1 The Company's objects are to carry out research and development and to manufacture and commercialise pharmaceutical, medical and technical products and services as well as any other activity related thereto as determined by the Board of Directors. The Company strives to conduct its activities in a financially, environmentally, and socially responsible way.

4. SHARE CAPITAL

4.1 The Company's share capital amounts to DKK 634,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 526,512,800.


4.2 The share capital is divided into shares of DKK 0.01 or multiples thereof. One share certificate may comprise several shares.

4.3 The share capital has been fully paid up.

5. SHARES AND REGISTER OF SHAREHOLDERS

5.1 The A shares shall be issued in the names of the holders and shall be entered in the holders' names in the Company's Register of Shareholders. The B shares shall be registered with VP Securities Services and be issued to bearer, and they may be registered in the names of the holders in the Company's Register of Shareholders upon request. Entry of a B share under the holder's name in the Company's Register of Shareholders shall be subject to the condition that the Company has been notified of such entry by VP Securities Services. The Company shall not be liable for the correctness of notifications received from VP Securities Services.

5.2 The A shares shall be non-negotiable instruments. The B shares shall be negotiable instruments.

5.3 In addition, the Articles of Association contain special rules as to the pre-emptive subscription rights of holders of A shares and B shares in connection with an increase of the share capital (Articles 6.1 and 6.2), as to the transferability of A shares (Articles 5.4-5.7), as to the voting rights carried by A shares and B shares (Articles 9.2 and 9.3), as to the dividend rights of A shares and B shares (Article 17) and as to the preferential rights of B shares to be covered in case of winding up (Article 18.2). In other respects, no shares shall carry special rights.

5.4 Where a shareholder wants to sell one or more A shares, such shares shall be offered to the Board of Directors on behalf of the other holders of A shares at a price not lower than the average of the buying price quoted for the B shares on the NASDAQ OMX Copenhagen during the last three months prior to the submission of such offer. The offer shall be accompanied by a certificate issued by a bank proving the stated average price. Where no price has been quoted for the B shares during the last three months prior to the submission of such offer, the A shares intended to be sold shall be offered at a price not lower than the value assessed for the B shares by a bank selected by the Board of Directors. Such assessment shall be the average of the prices estimated by such bank for each of the last three months prior to the submission of such offer. Within 30 days of receipt of such offer, the Board of Directors shall inform the shareholder whether other holders of A shares wish to acquire the shareholding in question. The purchase price shall be paid no later than two months after it has been fixed.

5.5 If the other holders of A shares do not exercise or do not fully exercise their preferential right to acquire the A shares offered, then the shareholder intending to sell shall be entitled - within a period of three months - to sell any shares that have not been acquired by the other shareholders to any third party on the same terms and conditions as those contained in the offer submitted to the Board of Directors according to Article 5.4 above.

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5.6  Articles  5.4  and 5.5  shall  not  apply  to any  transfer  of  shares  by inheritance or to a shareholder's transfer of shares during his lifetime to his spouse, issue, or to family foundations.

5.7 Articles 5.4 and 5.5 shall moreover apply to compulsory sales in connection with administration of estates or to proceedings or any other action taken by creditors.

5.8 No restrictions shall apply to the transferability of B shares.

5.9 No shareholder shall be obliged to have his shares redeemed in whole or in part.

5.10 Shares which have not been notified for registration by VP Securities Services and coupon sheets pertaining to such shares may be cancelled by the Board of Directors without any order of the court pursuant to the rules on cancellation contained in applicable law in force from time to time.

6. INCREASE OF THE SHARE CAPITAL

6.1 In case the share capital is increased by issuance of A shares as well as B shares, the existing ratio between the two classes of shares must not be changed. In case of such an increase, holders of A shares shall have a pre-emptive right to subscribe for new A shares, and holders of B shares shall have a pre-emptive right to subscribe for new B shares.

6.2 Where the share capital is increased by either A shares or B shares, the holders of both classes of shares shall have proportionate pre-emptive subscription rights for the new A shares or the new B shares respectively.

6.3 Until 12 March 2013, the Board of Directors shall be authorised, without granting any pre-emptive rights to the shareholders, to increase the share capital in one or more stages by issuing B shares of up to a total nominal value of DKK 3,000,000 and to offer those shares to the employees of the Company or its subsidiaries at a price which is lower than the market price of the B shares.

6.4 Furthermore, until 12 March 2013, the Board of Directors shall be authorised to increase the share capital in one or more stages by up to a total nominal value of DKK 107,000,000. A capital increase may be effected by cash payment or by contribution of assets other than cash.

If the capital increase is effected by cash payment and the subscription price equals the market price, the Board of Directors may decide that the capital increase shall be effected by the issue of B shares only and without any pre-emptive subscription rights for the existing shareholders.

If the capital increase is effected by cash payment and the subscription price is lower than the market price, the capital increase shall be distributed proportionally between A shares and B shares and with pre-emptive subscription rights for the existing shareholders.

If the capital increase is effected by contribution of assets other than cash, then the new shares shall be B shares, which shall be issued without pre-emptive subscription rights for the existing shareholders.

6.5 The following shall apply to any increase of the share capital pursuant to Articles 6.3-6.4: (i) A shares shall be registered in the names of the holders, whereas B shares shall be issued to bearer, although they may be registered in the names of the holders in the Company's Register of Shareholders, (ii) A shares shall be non-negotiable instruments whereas B shares shall be negotiable instruments, (iii) the provisions of the Articles of Association relating to A shares and/or B shares, respectively, hereunder regarding the preferential rights in Articles 5.4-5.7 and the pre-emptive subscription rights in 6.1-6.2 shall in addition be applicable to shares within the respective classes of shares.

7. LOCATION, TIME AND CONVENING OF GENERAL MEETINGS

7.1 The Company in General Meeting shall, subject to Danish law and the limitations set out in the Articles of Association, exercise the ultimate authority over the Company.

7.2 General Meetings shall be held at a venue in the Capital Region of Denmark.

7.3 The Annual General Meeting shall be held before the end of April in every year.

7.4 Extraordinary General Meetings shall be held as resolved by the Company in General Meeting or the Board of Directors, or upon the request of the auditor(s) or shareholders representing in total at least 1/20 of the share capital. Such request shall be submitted in writing to the Board of Directors and be accompanied by specific proposals for the business to be transacted. The Extraordinary General Meeting shall then be called not later than two weeks after receipt of such request.

7.5 General Meetings shall be called by the Board of Directors at no more than four weeks' and no less than two weeks' notice, including the day of the notice calling the General Meeting and the day of the General Meeting. The notice calling such Meeting, stating the agenda for the meeting, shall be advertised in two national daily newspapers as determined by the Board of Directors.

7.6 The agenda and the complete proposals and, in the case of the Annual General Meeting, the audited Annual Report, shall be available for inspection by the shareholders at the Company's offices not later than eight days prior to any General Meeting and shall at the same time be sent to any registered shareholder on request.

8. AGENDA, CHAIRMAN AND MINUTES OF GENERAL MEETINGS

8.1 Any shareholder shall be entitled to have specific proposals considered by the Company in General Meeting. Any such proposal(s) for the Annual General Meeting shall be submitted in writing to the Board of Directors not later than 1 February of the relevant year.

8.2 The agenda of the Annual General Meeting shall include the following:
1. The Board of Directors' oral report on the Company's activities in the past financial year.
2. Presentation and adoption of the audited Annual Report.
3. Approval of the remuneration of the Board of Directors.
4. A Resolution to distribute the profit or cover the loss according to the adopted Annual Report.
5. Election of members to the Board of Directors.
6. Appointment of auditor(s).

7. Any proposals from the Board of Directors and/or shareholders.
8. Any other business.

8.3 General Meetings shall be presided over by a chairman, appointed by the Board of Directors. The chairman shall decide on all matters relating to the business transacted, the casting of votes and the results of voting.

8.4 The business transacted at the General Meeting shall be recorded in a minute book to be signed by the chairman.

8.5 The Board of Directors may decide that a General Meeting shall be held in English. All documents to be provided to the shareholders shall be in both Danish and English. The Board of Directors shall ensure that the Danish shareholders who are present at the General Meeting may participate in such meeting in Danish.

9. RIGHT OF ATTENDANCE AND VOTING RIGHTS AT GENERAL MEETINGS

9.1 Any shareholder shall be entitled to attend and to vote at a General Meeting provided, however, that the shareholder has applied for an admission card to such General Meeting not later than five days prior thereto. Admission cards shall be issued to anyone who is registered as a shareholder in the Company's Register of Shareholders. Any shareholder who is not so registered shall document his shareholding by means of a statement of account which is not more than five days old issued by VP Securities Services or the account-holding bank (custodian bank) and shall at the same time issue a written statement to the effect that after the date of issue of the statement of account the shareholder has not sold the shares and does not intend to do so before the General Meeting has been held. Unless the shareholder states an address to which the admission card is to be sent, the admission card shall be collected at the Company's offices not later than the day before the General Meeting.

9.2 Each class A share capital amount of DKK 0.01 shall carry 10 votes.

9.3 Each class B share capital amount of DKK 0.01 shall carry 1 vote

9.4 The voting right may be exercised by a proxy-holder, provided, however, that such holder substantiates his/her right to attend the General Meeting by presenting an admission card and a duly dated written instrument of proxy.

10. RESOLUTIONS AT GENERAL MEETINGS, MAJORITY OF VOTES AND QUORUM

10.1 Resolutions by the General Meeting shall be passed by a simple majority of votes, unless stricter requirements are made under the Danish Public Limited Companies Act or the Articles of Association.

10.2 Any resolution to amend the Articles of Association shall be subject to adoption by at least 2/3 of the votes cast and of the voting share capital represented at the General Meeting, unless stricter requirements are made under the Danish Public Limited Companies Act.

10.3 Any resolution to amend the Articles of Association in accordance with
Article 10.2 shall only be passed at one General Meeting, if at least 2/3 of the total number of votes in the Company has been represented at the General Meeting ("the quorum requirement").

10.4 If the quorum requirement is not fulfilled, the Board of Directors shall within two weeks convene another General Meeting at which the resolution may be passed in accordance with Article 10.2 irrespective of the number of votes represented.

10.5 Any proxy to attend the first General Meeting shall, notwithstanding
Article 9.4 and unless expressly revoked, be considered valid also in respect of the second General Meeting.

11. BOARD OF DIRECTORS

11.1 The Board of Directors shall be in charge of managing the Company.

11.2 The Board of Directors shall consist of 4 to 10 members to be elected by the Company in General Meeting. Each member shall hold office for one year at a time. Retiring members may be re-elected.

11.3 The Board of Directors shall moreover include a number of members elected by the employees of the Company and its subsidiaries in accordance with applicable law thereon in force from time to time.

11.4 The Board of Directors shall elect one of its members as Chairman. The Board of Directors may also elect one of its members as Vice- chairman to act as substitute for the Chairman.

11.5 Board Meetings shall be convened and presided over by the Chairman. Board Meetings shall be convened if so requested by a member of the Board of Directors or by a member of the Management registered with the Commerce and Companies Agency.

11.6 The Board of Directors shall constitute a quorum when more than half of its members are present.

11.7 For the Board of Directors to pass a resolution, the vote of a simple majority of the members present is required. In case of a parity of votes, the Chairman shall hold the casting vote.

11.8 The Board of Directors shall lay down its own rules of procedure for the performance of its duties and exercise of its powers.

11.9 The business transacted at the Meetings of the Board of Directors shall be recorded in a minute book to be signed by all members of the Board of Directors.

11.10 The members of the Board of Directors shall receive an annual fee which is subject to approval by the General Meeting.

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12. MANAGEMENT

12.1 The Board of Directors shall appoint a managing director (President) to be in charge of the day-to-day management of the Company. The Board of Directors may also appoint up to eight additional managers (Executive Vice Presidents). All managers shall be registered with the Commerce and Companies Agency.

13. POWERS TO BIND THE COMPANY

13.1 The Company shall be legally bound by the joint signatures of two Members of the Executive Management registered with the Commerce and Companies Agency or by the joint signatures of one such member of the Executive Management and the chairman or vice-chairman of the Board of Directors or by the joint signatures of all members of the Board of Directors.

14. GUIDELINES FOR INCENTIVE-BASED REMUNERATION

14.1 The Company has laid down guidelines for incentive-based remuneration for the Board of Directors and Executive Management. The guidelines, which have been adopted by the Company's general meeting, are available at the Company's website: novonordisk.com.

15. AUDITING

15.1 The audit shall be carried out by one state-authorised public accountant, unless more auditors are required under the law.

15.2 The auditor shall be appointed by the Annual General Meeting. The appointment shall be for a term of one year. The retiring auditor may be reappointed. An auditing company may be appointed auditor.

16. FINANCIAL YEAR AND ANNUAL REPORT

16.1 The financial year of the Company shall be the calendar year.

16.2 The Annual Report shall give a true and fair view of the assets and liabilities, financial position and profits or losses of the Company and of the Group respectively, see the Danish Financial Statements Act in force from time to time.

17. DISTRIBUTION OF DIVIDEND

17.1 Any profit according to the adopted Annual Report shall first of all be transferred to the necessary reserves. Dividend shall be distributed with a priority dividend of 1/2% to the holders of A shares and then, in priority, up to a dividend of 5% to the holders of B shares. Any distribution of additional dividends shall be subject to the provision that the holders of A shares shall never receive a total dividend exceeding the percentage rate of the dividend paid to the holders of B shares.

17.2 Dividends on A shares shall be remitted to the shareholders at the addresses entered in the Company's Register of Shareholders as at the date of the Annual General Meeting. Dividends on B shares shall be paid with fully discharging effect for the Company through VP Securities Services and an account-holding bank to shareholders registered by VP Securities Services at the time of payment. The right to dividends shall lapse five years after the due date of payment thereof.

18. DISSOLUTION

18.1 Unless otherwise provided by Danish law, any resolution for the dissolution of the Company shall be passed by the Company in General Meeting in accordance with the provisions on the amendment of the Articles of Association (Articles 10.2-10.4). Where a resolution to dissolve the Company is passed, such dissolution shall be effected by voluntary winding up proceedings.

18.2 When distributing the proceeds of the winding up proceedings, the B share capital shall be covered in priority at its nominal value, following which the A share capital shall be covered in the same manner. The holders of A and B shares shall subsequently rank equally in proportion to their nominal holdings in respect of further distributions.

These Articles of Association were adopted pursuant to resolutions at the Company's Annual General Meeting held on 18 March 2009.

Chairman:


----------------------
Klaus Soegaard



Articles of Association

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 23, 2009                           NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer